SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________

Commission File Number: <>

COMMUNITY SHORES BANK 401(K) PLAN

COMMUNITY SHORES BANK CORPORATION
1030 W. NORTON AVENUE
MUSKEGON, MICHIGAN  49441
(231) 780-1800

401(k) PLAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEARS ENDED
DECEMBER 31, 2010 AND 2009

COMMUNITY SHORES BANK 401(k) PLAN

TABLE OF CONTENTS

PAGE

Report of Independent Registered Public Accounting Firm	1

Financial Statements for the Years Ended December 31, 2010 and 2009

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-12

Report of Independent Registered Public Accounting Firm on Supplementary Information	13

Supplementary Information as of December 31, 2010

Schedule of Assets (Held at End of Year)	14-16

Note:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee of Community Shores Bank Corporation
Community Shores Bank 401(k) Plan
1030 W. Norton Avenue
Muskegon, Michigan  49441

We have audited the accompanying statements of net assets available for benefits of Community Shores Bank 401(k) Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/Rehmann Robson, P.C.
REHMANN ROBSON, P.C.

Grand Rapids, Michigan
June 24, 2011

COMMUNITY SHORES BANK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2010	2009
ASSETS
Investments at fair value
Pooled separate accounts	$2,343,575	$2,100,189
Community Shores Bank Corporation common stock	49,193	48,208
Guaranteed investment contract	5,835	5,179

Total investments at fair value	2,398,603	2,153,576

Notes receivable from participants	8,026	4,334
Cash	599	9

Total assets (equal to net assets available for benefits)	$2,407,228	$2,157,919

The accompanying notes are an integral part of these financial statements.

COMMUNITY SHORES BANK 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2010	2009
Additions to net assets attributed to

Contributions
Participant	$168,370	$193,775
Employer	-	57,484

Total contributions	168,370	251,259

Interest, dividends and other investment income	104	154

Interest income - notes receivable from participants	414	382

Total additions	168,888	251,795

Deductions from net assets attributed to
Benefits paid to participants	170,300	68,503
Administrative expenses	19,480	14,982

Total deductions	189,780	83,485

Net appreciation in fair value of investments	270,201	339,752

Net increase	249,309	508,062

Net assets available for benefits
Beginning of year	2,157,919	1,649,857

End of year	$2,407,228	$2,157,919

The accompanying notes are an integral part of these financial statements.

COMMUNITY SHORES BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the Community Shores Bank 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Description of the Plan

General

Community Shores Bank is a wholly owned subsidiary of Community Shores Bank Corporation, a financial holding company.  The Plan is a defined contribution plan covering all employees of Community Shores Bank (the “Bank,” “Employer” or “Sponsor”) who have six months of service and are twenty-one or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute annual compensation, as defined in the Plan, up to a maximum allowed by the Internal Revenue Code.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Bank may, at the discretion of its Board of Directors, make a matching contribution to the Plan on behalf of each participant.  The matching formula was 100% of the first 3% of the compensation contributed and 50% of the next 3%, with a maximum contribution of 4.50% through May 31, 2009.  Effective June 1, 2009, the Bank suspended the matching contribution.  Participants direct the investment of contributions into various investment options offered by the Plan.  In addition to Community Shores Bank Corporation common stock, the Plan currently offers pooled separate accounts and a guaranteed investment contract with John Hancock Life Insurance Company (“John Hancock”) as investment options for participants.  Contributions to the Plan are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Bank’s matching contribution, when made, and an allocation of Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in employee deferral and employer matching contributions plus earnings thereon.

COMMUNITY SHORES BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of 50% of the participants elective contributions account balance.  Additionally, to be non-taxable, the notes receivable cannot exceed $50,000 reduced by the participant’s highest outstanding note receivable balance during the 12 months immediately preceding the disbursement date.  Note receivable terms range from 1 to 5 years, or up to 30 years for the purchase of a primary residence.  The notes receivable are secured by the balance in the participant’s account and bear interest at rates ranging from 3.25% to 8.25%, which are commensurate with the prime rate at the time of origination.  Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant or his or her beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s account. For termination of service or for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.  In-service withdrawal of vested balances may be elected by participants who have reached 59 ½ years of age.  The Plan also permits withdrawals of active participants’ elective contributions only in amounts necessary to satisfy financial hardship as defined by the Plan agreement.

Administrative Expenses

The Plan’s administrative expenses, including salaries, accounting, recordkeeping, and legal, are paid by the Bank and qualify as party-in-interest transactions which are exempt from prohibited transaction rules.  Trustee and custodial service fees related to John Hancock services are paid by the Plan.  Fees for common stock transactions through Northwestern Mutual Investment Services, LLC, the custodian of the common stock, are allocated to the accounts of those participants electing this investment option.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

COMMUNITY SHORES BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) in aggregate fair value includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in pooled separate accounts are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of net appreciation or as an addition to net depreciation in fair value for such investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued unpaid interest.  Delinquent notes receivable, if any, from participants are reclassified as distributions based upon the terms of the Plan agreement.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncements

In September 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (“ASU”) 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans.  ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants.  Previously, loans were measured at fair value and classified as investments.  Participant loans have been reclassified from investments to “notes receivable from participants” in the accompanying 2009 statement of net assets available for benefits; interest income from participant loans has also been reclassified and is presented separately as “interest income – notes receivable from participants” in the 2009 statement of changes in net assets available for benefits.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements.  ASU 2010-06 amended ASC 820, Fair Value Measurements and Disclosures, to clarify certain existing fair value disclosures and to require a number of additional disclosures.  The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented.  ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements.  In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and to present information regarding the

COMMUNITY SHORES BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis.  With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009.  The adoption of ASU 2010-06 is not expected to have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits, as changes are related to the fair value measurement disclosures.

2.	INVESTMENTS

Investments representing 5% or more of the Plan’s net assets available for benefits are as follows at December 31:

	2010	2009

Investments at fair value
Pooled separate accounts:
John Hancock Lifestyle Balanced	$662,141	$570,551
John Hancock 500 Index Fund	260,215	*
John Hancock Lifestyle Growth	190,104	180,031
John Hancock Energy	*	176,219
John Hancock Money Market Fund	*	242,262

Other investments less than 5% of the
Plan's net assets available for benefits	1,286,143	984,513

Total	$2,398,603	$2,153,576

*	Investment did not represent more than 5% of the Plan’s net assets available for benefit at end of year.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in values as follows for the years ended December 31:

	2010	2009

Investments at fair value
Pooled separate accounts	$286,374	$411,969
Community Shores Bank Corporation
common stock	(16,173)	(72,217)

Net appreciation	$270,201	$339,752

COMMUNITY SHORES BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

3.	FAIR VALUE MEASUREMENTS

The FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of fair value hierarchy under ASC 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets orliabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:
•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability; and
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2010 and 2009, other than as noted below.

Pooled separate accounts:  These investments are valued using the net asset value (“NAV”) of units held by the Plan at year end as provided by John Hancock.  The NAV is based on the fair value of the underlying assets owned by the fund, net of the investment management fee.  The investment management fee is deducted prior to setting the daily unit value.

Common stock: Community Shores Bank Corporation common stock as of the year ended December 31, 2010, was valued at the closing price reported in the OTC Bulletin Board in which the individual securities are traded.  As of the year ended December 31, 2009, the common stock was valued at the closing place reported in the Nasdaq Capital Market in which the individual securities were traded.

Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

COMMUNITY SHORES BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

2010	Level 1	Level 2	Level 3	Total

Pooled separate accounts:
Domestic Equity Funds	$-	$296,271	$-	$296,271
Sector Funds	-	239,899	-	239,899
Index Funds	-	293,970	-	293,970
International & Global Equity Funds	-	181,177	-	181,177
Fixed Income Funds	-	149,667	-	149,667
Balanced Funds	-	96,220	-	96,220
Lifestyle Funds	-	1,053,572	-	1,053,572
Lifecycle Funds	-	32,799	-	32,799

Total pooled separate accounts	-	2,343,575	-	2,343,575

Community Shores Bank Corporation
common stock	49,193	-	-	49,193
Guaranteed investment contract
Guaranteed Interest Account	-	5,835	-	5,835

Total assets at fair value	$49,193	$2,349,410	$-	$2,398,603

COMMUNITY SHORES BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

2009	Level 1	Level 2	Level 3	Total

Pooled separate accounts:
Domestic Equity Funds	$-	$249,398	$-	$249,398
Sector Funds	-	325,326	-	325,326
Index Funds	-	77,934	-	77,934
International & Global Equity Funds	-	67,260	-	67,260
Fixed Income Funds	-	382,978	-	382,978
Balanced Funds	-	47,999	-	47,999
Lifestyle Funds	-	937,712	-	937,712
Lifecycle Funds	-	11,582	-	11,582

Total pooled separate accounts	-	2,100,189	-	2,100,189

Community Shores Bank Corporation
common stock	48,208	-	-	48,208
Guaranteed investment contract
Guaranteed Interest Account	-	5,179	-	5,179

Total assets at fair value	$48,208	$2,105,368	$-	$2,153,576

4.	RELATED PARTY TRANSACTIONS

Parties-in-interest are defined under U.S. Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Plan investments consist of pooled separate accounts and an investment contract managed by John Hancock and common stock managed by Northwestern Mutual Investment Services, LLC.  John Hancock and Northwestern Mutual Investment Services, LLC are the custodians of the Plan and, therefore, these transactions qualify as party-in-interest.  Professional fees related to the trustee and custodial services for the Plan’s assets paid by the Plan to John Hancock amounted to $18,348 and $13,826 for 2010 and 2009, respectively.  Professional fees related to certain custodial services for the Plan’s assets paid by the Plan to Northwestern Mutual Investment Services, LLC amounted to $1,132 and $1,156 for 2010 and 2009, respectively.

Community Shores Bank is a wholly owned subsidiary of Community Shores Bank Corporation and, accordingly, the Plan's investment in Community Shores Bank Corporation common stock represents a party-in-interest transaction. The 74,535 and 60,261 shares of Community Shores Bank Corporation common stock held by the Plan as of December 31, 2010 and 2009, respectively, represent approximately 5.1% and 4.1% of the total outstanding shares as of each of those dates.

COMMUNITY SHORES BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

5.	INCOME TAX STATUS

The Corporation’s Board of Directors adopted the Prototype Non-Standardized Profit Sharing Plan with Cash or Deferred Arrangement (“CODA”).  The Plan document has received from the Internal Revenue Service an opinion letter dated October 14, 2008, stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code.  The Plan is required to operate in conformity with the Code to maintain its qualification.  Although the Plan has been amended since receiving the determination letter, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is exempt.  The Plan has no income subject to unrelated business income tax.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements.  The Plan may be subject to routine audits by taxing jurisdictions; however; there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

6.	PLAN TERMINATION

The Plan Sponsor has the right under the Plan to discontinue its contributions at any time and did so effective June 1, 2009, and terminate the Plan subject to provisions of ERISA.  The Plan Sponsor has not expressed any intent to terminate the Plan subject to the provisions of ERISA.

7.	RISKS AND UNCERTAINTIES

The Plan provides for various investment options in the Plan Sponsor’s common stock, a guaranteed investment contract, and in pooled separate accounts with underlying assets consisting of any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

COMMUNITY SHORES BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

8.	SUBSEQUENT EVENT

In December 2010, Community Shores Bank Corporation voluntarily delisted its common stock from the Nasdaq Capital Market.  Since then, its common stock has been quoted on the OTC Bulletin Board.  As a result, subsequent to year end, the custodian of the common shares changed from Northwestern Mutual Investment Services, LLC, to Howe Barnes Hoefer and Arnett.

* * * * *

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON SUPPLEMENTARY INFORMATION

June 24, 2011

Audit Committee of Community Shores Bank Corporation
Community Shores Bank 401(k) Plan
1030 W. Norton Avenue
Muskegon, Michigan  49441

Our report on our audit of the basic financial statements of Community Shores Bank 401(k) Plan as of and for the year ended December 31, 2010, appears on page 1.  That audit was conducted for the purpose of forming an opinion on the basic 2010 financial statements taken as a whole.  The information contained in the 2010 supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic 2010 financial statements.  Such information has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements take as a whole.

/s/Rehmann Robson, P.C.
REHMANN ROBSON, P.C.

Grand Rapids, Michigan

SUPPLEMENTARY INFORMATION

COMMUNITY SHORES BANK 401(K) PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31 2010

PLAN #001
EIN 38-3438092

	(b) Identity of Issue,	(c) Description of Investment Including	(e)
	Borrower, Lessor, or	Maturity Date, Rate of Interest, Collateral,	Current
(a)	Similar Party	Par or Maturity Value	Value

	Pooled separate accounts
*	John Hancock	Lifestyle Balanced, 2,887 units	$662,141
*	John Hancock	500 Index Fund, 361 units	260,215
*	John Hancock	Lifestyle Growth, 588 units	190,104
*	John Hancock	Lifestyle Moderate, 541 units	97,617
*	John Hancock	DFA Emerging Markets Value, 1,690 units	84,326
*	John Hancock	Energy, 759 units	70,289
*	John Hancock	Lifestyle Conservative, 327 units	65,444
*	John Hancock	Natural Resources Fund, 1,263 units	62,726
*	John Hancock	PIMCO Total Return, 2,816 units	61,490
*	John Hancock	American Balanced Fund, 2,273 units	53,302
*	John Hancock	Davis New York Venture, 1,796 units	52,077
*	John Hancock	Oppenheimer Developing Market, 726 units	49,457
*	John Hancock	T. Rowe Price Science & Technology, 998 units	46,227
*	John Hancock	Franklin Balance Sheet, 407 units	40,238
*	John Hancock	Money Market Fund, 2,955 units	38,542
*	John Hancock	Lifestyle Aggressive, 115 units	38,266
*	John Hancock	The Growth Fund of America, 1,074 units	37,219
*	John Hancock	Capital Income Builder, 577 units	32,195
*	John Hancock	T. Rowe Price Small Cap Value, 583 units	31,801
*	John Hancock	Blue Chip Growth Fund, 1,138 units	28,768
*	John Hancock	Retirement Living at 2025, 2,579 units	27,963
*	John Hancock	MFS Utilities, 1,114 units	24,038
*	John Hancock	Black Rock Large Value, 1,316 units	23,854
*	John Hancock	EuroPacific Growth Fund, 405 units	22,851
*	John Hancock	Short-Term Federal, 1,075 units	21,958
*	John Hancock	Fidelity Advisor Gold Fund, 375 units	21,937
*	John Hancock	Columbia Value & Restructuring, 367 units	20,690
*	John Hancock	Total Stock Market Index Fund, 1,363 units	18,949
*	John Hancock	Washington Mutual Investors, 424 units	15,309
*	John Hancock	International Equity Index Fund, 890 units	14,708
*	John Hancock	Investment Company of America, 370 units	14,081

(Continued)

COMMUNITY SHORES BANK 401(K) PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31 2010

PLAN #001
EIN 38-3438092

	(b) Identity of Issue,	(c) Description of Investment Including	(e)
	Borrower, Lessor, or	Maturity Date, Rate of Interest, Collateral,	Current
(a)	Similar Party	Par or Maturity Value	Value

	Pooled separate accounts
*	John Hancock	JPM MidCap Value Fund, 405 units	$11,367
*	John Hancock	Oppenheimer International Bond, 1,163 units	8,853
*	John Hancock	Small Cap Growth Index, 395 units	8,678
*	John Hancock	International Value Fund, 390 units	8,245
*	John Hancock	Mutual Global Discovery, 102 units	7,052
*	John Hancock	PIMCO All Asset, 354 units	6,694
*	John Hancock	Financial Services Fund, 422 units	6,573
*	John Hancock	American High-Income Fund, 470 units	6,544
*	John Hancock	High Yield Fund, 248 units	6,538
*	John Hancock	Total Return Fund, 210 units	5,552
*	John Hancock	Science & Technology Fund, 249 units	5,034
*	John Hancock	Templeton World, 122 units	4,407
*	John Hancock	FT Founding Allocation, 338 units	4,029
*	John Hancock	Retirement Living at 2015, 347 units	3,881
*	John Hancock	International Small Cap Fund, 114 units	3,690
*	John Hancock	Real Estate Securities Fund, 62 units	3,075
*	John Hancock	Optimized All Cap Fund, 141 units	2,938
*	John Hancock	Domini Social Equity, 75 units	2,827
*	John Hancock	T. Rowe Price Equity Inc., 72 units	2,746
*	John Hancock	Keeley Small Cap Value, 78 units	1,947
*	John Hancock	Oppenheimer Global, 27 units	1,149
*	John Hancock	American Century Vista, 23 units	882
*	John Hancock	Mutual Beacon, 6 units	641
*	John Hancock	Retirement Living at 2020, 53 units	587
*	John Hancock	Retirement Living at 2045, 34 units	368
*	John Hancock	All Cap Value Fund, 6 units	111
*	John Hancock	Mid Cap Index Fund, 4 units	98
*	John Hancock	Mid Cap Stock Fund, 5 units	97
*	John Hancock	PIMCO Global Bond, 6 units	97
*	John Hancock	PIMCO Real Return, 5 units	93

	Total pooled separate accounts		2,343,575

(Continued)

COMMUNITY SHORES BANK 401(K) PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31 2010

PLAN #001
EIN 38-3438092

	(b) Identity of Issue, Borrower,	(c) Description of Investment Including	(e)
	Lessor, or	Maturity Date, Rate of Interest,	Current
(a)	Similar Party	Collateral, Par or Maturity Value	Value

	Common stock
*	Community Shores Bank
	Corporation	74,535 shares of common stock	$49,193

	Guaranteed investment contract	Guaranteed Interest Account, 5,835 units,
*	John Hancock	annual interest rate of 0.70%	5,835

	Total investments at fair value		2,398,603

*	Notes receivable from participants	Loans, maturing in 2 to 10 years, annual
		interest rate 3.25% to 8.25%, secured by -
		participant account balances	8,026

	Total investments		$2,406,629

(a)  An asterisk in this column identifies a person known to be a party-in-interest.

Exhibits:

EXHIBIT NO.	EXHIBIT DESCRIPTION
23	Independent Auditors’ Consent.
32.1	Certification of chief executive officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of chief financial officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMUNITY SHORES BANK 401(K) PLAN

Date: June 29, 2011	/s/ Tracey A. Welsh
Tracey A. Welsh
Trustee